AMENDMENT TO BYLAWS

The below changes have been adopted by the Board of Directors of ePlus inc. at their meeting on Tuesday, June 12, 2007:

Section 1.1 Registered Office.    The Corporation shall maintain a registered office and agent in the State of Delaware if and as required by law.

Section 3.1 General Powers.  Subject to any requirements in the Certificate of Incorporation, these Bylaws, and of the Delaware General Corporation Law as to action which must be authorized or approved by the stockholders, any and all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be under the direction of, the Board to the fullest extent permitted by law.  Without limiting the generality of the foregoing, it is hereby expressly declared that the Board shall have the following powers, to wit:
                                           ……….
(C) to change the principal office and the principal office for the transaction of the business of the Corporation from one location to another as provided in Section 1.2 hereof:…

Section 4.1 Officers.  The officers of the Corporation shall be a Chairman, a Chief Executive Officer, a President,  one or more Vice Presidents (the number thereof and their respective titles to be determined by the Board), a Secretary, and such other officers as may be appointed at the discretion of the Board in accordance with the provisions of Section 4.3 hereof.